                                                                       EXHIBIT 1



                                TABLE OF CONTENTS


           Letter to Shareholders......................................1

           Management's Discussion and Analysis........................4

           Management's Report to the Shareholders.....................8

           Auditors' Report to the Shareholders........................9

           Consolidated Financial Statements..........................11

           Notes to Financial Statements..............................13





All dollar references in this report are expressed in U.S. dollars unless otherwise indicated.

TO OUR SHAREHOLDERS


         A little over two years ago, your Company began its quest to become a niche player in the global uranium industry. Our strategy was simple enough, but at the same time bold and aggressive. With uranium prices above $12 per pound and a strong vanadium market, we initiated mining operations at our uranium/vanadium mines and began an ore purchase program for ore mined by third parties in the vicinity of our White Mesa Mill. At that time, with the strong vanadium credit, the cost of producing uranium from these mines would have been among the lowest in the industry. We also advanced our uranium exploration program in Mongolia through the 70% Company owned Gurvan-Saihan Joint Venture. We established a strong marketing presence in the international nuclear fuel market and began to secure both spot and long term contracts for the sale of uranium. And, perhaps most importantly, we began to develop our uranium-bearing waste recycling business. All of these activities we believed would help contribute to our primary goal of increasing shareholder value.

         In each of these areas of activity, we have had some big successes, but also some disappointments. In our mining activities, like so many other resource companies, we were adversely affected by declining commodity market prices. We did successfully put three of our Colorado Plateau Mines into production, producing approximately 81,000 tons of uranium/vanadium ore at costs in line with our original budget estimates before suspending these operations in mid-1999. However, the ore purchase program was a bust. Essentially all of the independent miners who evaluated re-opening their mines decided against doing so because of dramatic changes in environmental and regulatory requirements since they last operated, as well as declining commodity prices. Without the additional tonnage from these independents, the conventional mill run, which commenced during the third quarter of the fiscal year, was much shorter than originally anticipated. This impacted operating efficiencies and, ultimately, unit production costs. In addition, we experienced certain operational problems with the vanadium circuit, which had not operated since 1990, that contributed to lower realized recoveries during this production run. Nevertheless, the Company did successfully produce approximately 487,000 pounds of uranium concentrates and approximately 2.0 million pounds of vanadium during the conventional mill run.

         In the area of property development and exploration, over the past two years the Gurvan-Saihan Joint Venture discovered a new mineral deposit in the Hairhan region of Mongolia and delineated over 22 million pounds of uranium resources on Joint Venture lands. Leach amenability testing also confirmed that the Hairhan deposit is highly prospective for mining by the in situ leaching method. The Company also progressed work on the licensing of its Reno Creek in situ property in Wyoming. However, both of these projects were put on standby during the past fiscal year, again because of deteriorating uranium market conditions.

         So, what about the state of the uranium and vanadium markets. Last year, I advised you that many industry experts believed the uranium market was poised for the long-awaited recovery. However, nuclear fuel market conditions during this past fiscal year continued to show the effects of surplus uranium inventory, shifting government policies and aggressive selling by some of the major uranium suppliers. Even though spot demand for uranium was higher than the previous year by a factor of two, uranium prices ended 1999 below the $10 per pound U3O8 threshold level for the second straight year. The vanadium market also saw prices drop, albeit for different reasons. While there were no significant vanadium inventories overhanging the market, primary production and increased expansion plans have outpaced market demand, which contributed to prices falling from over $5 per pound V2O5 at the start of the year to less than $1.50 per pound by December, a near record low. And, unfortunately, most experts believe the near term prospects for both of these markets are, generally, more of the same.

         While declining commodity markets seriously affected our conventional mining, milling and exploration programs, IUC did have some notable success in the development of the alternate feed, or uranium-bearing waste recycling business. Regulated by the Nuclear Regulatory Commission ("NRC"), IUC's White Mesa Mill has applied for and been granted license amendments for nine different alternate feeds to be processed through the Mill. Furthermore, the Company has, to date, successfully defended these license amendments from any challenges by competitors and State of Utah regulators. As I advised you last year, the State of Utah and IUC have had a disagreement over what classes of alternate feeds may be processed at the Mill. This matter is currently on appeal before the NRC. However, IUC has been working with the State to negotiate a settlement that will provide the State with the regulatory comfort that it desires while still allowing IUC to fully pursue its alternate feed business.

Although there can be no guarantee that IUC and the State will successfully resolve their dispute, we remain optimistic that this objective will be achieved.

         With respect to the commercial side of this business, IUC has concluded contracts with both the government and private sectors for the recycling of uranium-bearing waste materials, including materials from the U.S. government's FUSRAP program. And, the number of potential sources of supply for these types of materials continues to grow as the Company expands its business development activities in this area. While there has been progress in this regard, such as the award to the Company during 1999 of its second FUSRAP contract by the Army Corps of Engineers, the Company has not to date developed the backlog of business necessary to allow the White Mesa Mill to operate efficiently on a continuous basis. Developing this backlog in the near term will be a prerequisite if the Company is to continue with its pursuit of this business in the future.

         As a result of these factors, the Company sustained a loss for the fiscal year of just under $17.1 million, or approximately $0.26 per share. Of this loss, approximately $7.7 million was for the write down of the Company's uranium and vanadium inventories, which was primarily attributable to weak commodity prices. And, as a result of no reasonable expectation of price recovery in these markets, the Company also elected to write off the entire carrying value of all of its U.S. mineral properties, which resulted in an additional loss of approximately $7.0 million. Fortunately, the Company's working capital remained strong at approximately $11.6 million, or just under $0.18 per share, at the end of the fiscal year.

         As a result of the Company's performance during the past fiscal year, as well as the diminished prospects for any appreciable and sustainable price recovery in the uranium or vanadium markets in the near term, we believe that the original business strategy outlined above has to be changed. Even though the basic fundamentals for the uranium market remain positive in the long term, given the weak near term prospects we do not believe that a company of our size can afford to continue to invest in uranium exploration or primary production activities at the present time. Therefore, the Company intends to marshal its resources and concentrate solely on the continuing development of the alternate feed, uranium-bearing waste recycling business. As I have commented to you before, this business does not depend in any significant way upon the market price for uranium. In many cases, the generators of these alternate feed materials are willing to pay a recycling fee to IUC to process these materials to recover uranium and then dispose of the remaining tailings. This gives IUC the ability to process these alternate feeds and generate revenues that are largely independent of uranium market prices.

         So, for 2000, IUC intends to reduce its expenditures on its U.S. uranium resource properties to minimum levels. The Company's Colorado Plateau mining office has been closed and all U.S. mining property activities will be centered in our Fredonia, Arizona office, with minimal staff. As for our Mongolian operation, unless outside third party funding can be secured, this project will also be placed in a shutdown mode, although we intend to continue to hold our significant land position there. Because of IUC's favorable and unique agreement with the Mongolian government, this can be accomplished at very little cost. Finally, as a result of these changes, additional cost cutting measures have and will continue to be implemented at our Denver headquarters office.

         While this reduction in exploration and mining activities is underway, the Company will increase its focus on, and investment in, the development of the alternate feed business. This will include the aggressive pursuit of contracts for the supply of uranium-bearing waste materials for recycling through the White Mesa Mill, as well as the pursuit of other uranium contaminated materials that contain other metals that could be recovered at the Mill. In addition, IUC will continue to try to resolve the remaining regulatory uncertainties associated with this business, which we believe can be accomplished before the end of the 2000 fiscal year.

         While there are still both commercial and regulatory hurdles to overcome in order to build a successful alternate feed business, we believe that the development of this business, and of the White Mesa Mill's capabilities, is the foundation for IUC's future success. However, we recognize that, from a shareholder perspective, we must finally demonstrate the viability of this concept this year. If we cannot do so, we will need to reassess our current business plan with a view to pursuing other business opportunities.

         IUC continues to believe that the opportunities for a niche player in the global uranium industry remain great. However, as I noted to you last year, in order to capitalize on these opportunities, we must remain flexible in our operating posture, and selective in our application of resources. We expect that this next year will be a pivotal one for IUC and will test our ability to do just that. I think the IUC team has a clear understanding of the challenges that lie ahead and an appreciation for what it will take to get us over the top. Furthermore, we remain committed to our primary task of building long term value for you, our shareholders.

         On behalf of the Board, the management and the employees of IUC, I'd like to thank you for your continuing support.


                           /s/ Earl E. Hoellen
                           -------------------------------------
                           Earl E. Hoellen
                           President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis of the financial condition and results of operations for International Uranium Corporation (the "Company") for the fiscal year ended September 30, 1999 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

RESULTS OF OPERATIONS

         For the year ended September 30, 1999, the Company incurred a net loss of $17,097,677, compared to a net profit of $1,617,331 for the year ended September 30, 1998. This loss was attributable primarily to weak commodity prices. While prices fluctuated somewhat during the year, the uranium market ended the fiscal year at $9.75 per pound U3O8. The vanadium market saw prices plunge dramatically from $5.37 per pound V2O5 at the beginning of the fiscal year to $1.84 per pound by year's end. This caused the Company to write down its ore stockpiles, which contain approximately seven pounds of vanadium for every pound of uranium, and finished goods inventories by $7,709,170. These same low commodity prices combined with low expectations of any appreciable price recovery in the near term also resulted in the Company electing to reduce the carrying value of all of its U.S. mineral properties to zero. The amount of this write-off was $7,039,958. In addition, the Company also elected to write-off the remaining unamortized portion of goodwill in the amount of $541,641.

         During the year, the Company had total revenues of $14,046,832. Of these revenues, $9,758,317 (69%) was from sales of uranium ("U3O8") and $4,288,515 (31%) was derived from the Company's process milling of alternate feeds. In addition, the Company delivered 400,000 pounds U3O8 to a customer under a deferred sales arrangement. As such, the revenues and cost of revenues for this transaction have not been recorded.

         These results are significantly lower than the corresponding results for the year ended September 30, 1998, where the Company had total revenues of $32,940,876, consisting of $19,890,300 in U3O8 sales and $13,050,576 of revenues from process milling of alternate feeds.

         The spot market value of uranium remained depressed and basically flat during the fiscal year. It began the fiscal year at $9.75 per pound U3O8, rose to $10.85 in March, then declined during the remainder of the fiscal year back to $9.75 in September. The spot market value of vanadium, however, suffered a tremendous decline. It began the fiscal year at $5.37 per pound V2O5 and then declined during the remainder of the fiscal year to $1.84 in September. As a result, the Company elected to only sell a very small quantity of the V2O5 it produced during the year. Also, due to the continued depressed price for U3O8, the Company only sold U3O8 into existing contracts and elected not to enter into any additional spot market contracts during the year.

         Of the Company's 1999 uranium sales, 100% of the material was sourced from uranium purchased under pre-existing contracts. The $9,758,317 of uranium sales proceeds resulted from four separate sales transactions. Approximately 69% of the sales revenues (61% of the material delivered) arose from long-term contracts and the balance were from existing spot market contracts.

         The Company's alternate feed projects this year consisted primarily of the processing of over 44,000 tons of uranium-bearing soil materials received from the Ashland 2 former defense site near Buffalo, New York. The Company received a recycling fee for this project, which contributed $3,794,195, or 88%, of the total process milling revenues for the year. The remaining alternate feed revenues of $494,320 came primarily from the sale of a product from a prior year's alternate feed project. The Company also produced approximately 160,000 pounds of U3O8 from another alternate feed source. The Company did not receive a recycling fee for this project, and the U3O8 remains in inventory to be sold at a later date. The Company's processing costs relating to alternate feeds totaled $3,213,789 for 1999 resulting in a gross profit from alternate feeds of $1,074,726.

         Selling, general and administrative expenses for 1999 totaled $4,445,190 compared to $3,580,149 in 1998. The increase was due to an increase in outside legal and professional expenses related to the Company's development of its alternate feed business and to mine standby costs due to the suspension of mining operations. Depreciation, amortization and depletion expense was $664,633 in 1999, compared to $734,267 in 1998. Net interest and other income decreased to $857,739 in 1999 from $1,128,562 in 1998. These total revenues and expenses combined with the extensive write-offs stated above resulted in a net loss of $17,097,677 in 1999 compared to net income before taxes of $1,858,892 in 1998.

         The Company continued the mining of uranium and vanadium-bearing ores from its Sunday and Rim Mine complexes in the Colorado Plateau District of western Colorado and eastern Utah until mid-1999. At that time, the Company elected to suspend mining operations as a result of continuing weak uranium and vanadium prices and the expectation that these conditions would not improve for the next few years. The Company has also elected to completely write-off the carrying value of its U.S. mineral properties for the same reason. Prior to the cessation of mining activities, approximately 87,250 tons of ore, with a U3O8 grade of 0.28% and a V2O5 grade of 1.9% were mined from company and independent mines. All of the ore was shipped to the White Mesa Mill (the "Mill") and the Company commenced the milling of this ore during June. As of September 30, 1999, approximately 72,750 tons of ore had been fed to the mill leaving approximately 14,500 tons in stockpile. This stockpile was written down to the net realizable value of $144,112 based on current spot market prices.

         During fiscal 1999, the Mill produced 493,418 pounds U3O8 and 870,960 pounds V2O5. This includes both uranium produced from conventional ore as well as uranium recovered from alternate feeds. During the first quarter of fiscal 2000, the conventional mill run was completed which produced an additional 157,709 pounds U3O8 and 1,125,520 pounds V2O5. Actual mill recoveries were lower than historical levels due primarily to the short mill run and certain operational problems. These inventories have been written down to spot market prices as of September 30, 1999.

         The Company suspended the application and review process for a permit to mine from the Wyoming Department of Environmental Quality and for a source material license from the Nuclear Regulatory Commission for the Reno Creek in situ leach project, located in the Powder River Basin of Wyoming. This review process could be reinstituted at any time. The Company has also elected to write-off all of its investment and development expenditures related to this project. These decisions were, again, related to weak market prices for uranium.

         The Gurvan-Saihan Joint Venture, the Company's uranium development and exploration program in Mongolia, conducted a limited field program during 1999, focusing most of its efforts on data analysis and production cost modeling for future mining operations. The Joint Venture has now delineated over 22 million pounds of proven and probable resources for this program. Total cash expenditures by the Company relating to this Joint Venture were $912,990 in 1999, compared to $3,209,363 in 1998.

         The Company continued to increase its focus on acquiring and processing alternate feeds during the year, which resulted in the Company successfully processing over 44,000 tons of material from a former government weapons, or FUSRAP (Formerly Utilized Sites Remedial Action Program), site near Buffalo, New York. Based on the success of this project the Company signed a contract to process materials from another FUSRAP site and began to receive these materials in July. This project should generate over 100,000 tons of uranium-bearing materials for recycle through the Mill, for which the Company will receive a recycling fee in addition to retaining all of the uranium recovered. The recycling fee is paid when the material is delivered to the Mill and recorded as deferred revenue until the material is processed.

CAPITAL RESOURCES AND LIQUIDITY

         The Company's working capital at September 30,1999 was $11,635,665 of which $469,407 consisted of cash and cash equivalents. This compares to September 30, 1998, working capital of $20,298,166, of which $6,282,275 consisted of cash and cash equivalents. Income from operations after adjustments for expenses not affecting cash (depreciation depletion, amortization of contract purchase costs, and other) used $580,686 of cash compared to providing $3,522,003 in 1998. Net cash used by operations increased from $5,544,038 in 1998 to $9,970,712 in 1999. The Company also continued to utilize cash to increase its inventory levels. This inventory increase is primarily due to production from the Company's conventional mill run.

         Expenditures for property, plant and equipment totaled $2,057,178 compared to $3,812,556 during 1998. The majority of these expenditures represent improvements and circuit modifications at the Mill to allow for more efficient ore and alternate feed processing. Investments in the Gurvan-Saihan Joint Venture totaled $983,367.

         The Company is projecting only minor expenditures during fiscal year 2000 for property, plant and equipment, and expenditures on the Mongolia mineral properties are projected to be only $327,000.

         During March 1999, in order to provide the Company with more short-term cash flexibility, a $10,000,000 working capital loan agreement was established with Norwest Bank. The one-year facility provides for advances based on applicable receivable levels and U3O8 inventories. This facility has been reduced to $9,000,000 in order to secure a letter of credit. As of September 30, 1999, $950,000 was outstanding under this new facility.

ENVIRONMENTAL RESPONSIBILITY

         Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. These estimated costs are also formally reviewed by the Company when it submits license renewal applications to regulatory authorities. Based on this review, it was determined that the Company's estimated reclamation obligation of $13,265,700 is currently sufficient to cover these projected future costs.

         The Company has also posted bonds securing these liabilities and has deposited marketable securities on account of these obligations. The amount of these restricted marketable securities collateralizing the Company's reclamation obligation was $8,344,541 at September 30, 1999.

2000 FISCAL YEAR OUTLOOK

         Certain of the Company's operations are dependent upon uranium and vanadium prices. Due to the low spot price for vanadium and the continued depressed market for uranium, the Company elected to suspend all U.S. mining activities and to completely write-off the carrying value of its U.S. mineral properties in 1999. The Company also does not anticipate that these commodity prices will recover to levels that would warrant reactivation of these mines for several years.

         The Company has therefore decided to focus its resources and attention in fiscal 2000 solely on the development of its alternate feed, or uranium-bearing waste recycling business. Although the Company is pursuing several alternate feed projects, it currently only has firm contracts for approximately four months of processing during fiscal year 2000. The Company remains optimistic that it will secure additional alternate feed contracts; however, unless a significant increase is obtained, the Mill will not be reactivated and the Company will probably not be profitable for the year.

         In order to reduce costs, the Company began consolidating certain of its mining locations during the fourth quarter of 1999. The Company will be making additional cost reductions at all levels, including reducing its workforce in both its operating and administrative areas.

RISKS AND UNCERTAINTIES

YEAR 2000

         This risk involves the potential for the Company's operations to be disrupted by the failure of computer systems, which were not designed to function using dates for the new century. The Company has completed initial reviews to assess the risks of Year 2000 compliance and has developed and implemented plans for making necessary program conversions and software upgrades.

         These steps will be continued during the last three months of calendar year 1999, in order to finalize adjustment plans, implement required changes, and complete necessary compliance testing. Expenses related to Year 2000 compliance are not expected to be material to the Company's financial results or condition. Note that it is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         The Company wishes to caution readers that disclosures made in the foregoing Management's Discussion and Analysis and elsewhere in this annual report represent forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by any forward-looking statements made by or on behalf of the Company.

         Risk factors that affect the Company's results and the above discussion of the 2000 outlook include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

         As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles in Canada.

Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgement, are consistent with other information and operating data contained in the annual report and reflect the corporation's business transactions and financial position.

Management maintains accounting and internal control systems designed to safeguard assets and to properly record and execute transactions. The accounting and internal systems are utilized to provide reasonable assurance of compliance with Company policies and procedures and the safeguarding of assets. Management has also adhered to policies regarding compliance with laws and governmental regulations. Judgements are required to assess and balance the relative costs and expected benefits of these controls.

The Company's independent auditors, PricewaterhouseCoopers LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

The Board of Directors pursues its responsibility for these financial statements through its Audit Committee, which meets periodically with management and the independent auditors, to assure that each is carrying out its responsibilities. The independent auditors meet with the Audit Committee with and without management representatives present to discuss the scope and results of their audit, their comments on the adequacy of accounting controls, and the quality of financial reporting.






/s/ Earl E. Hoellen                         /s/ Rick L. Townley
-----------------------                     -----------------------
Earl E. Hoellen                             Rick L. Townley
President and                               Vice President and
Chief Executive Officer                     Chief Financial Officer





November 25, 1999

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 1999 and 1998 and the consolidated statements of operations and (deficit) retained earnings, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1999 and 1998, and the results of its operations and the changes in its cash flow for the years then ended in accordance with generally accepted accounting principles in Canada.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, Canada
November 25, 1999

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(United States Dollars)

                                                                             At September 30,
                                                                           1999            1998
                                                                       ------------    ------------
ASSETS
                  Current assets:
                  Cash and cash equivalents                            $    469,407    $  6,282,275
                  Marketable securities                                          --          11,731
                  Trade and other receivables                             2,226,303       2,979,600
                  Inventories (Note 3)                                   11,930,637      12,481,713
                  Favorable uranium sales contracts (Note 4)                     --         729,730
                  Prepaid expenses and other                                191,425         188,532
                                                                       ------------    ------------
                                                                         14,817,772      22,673,581

                  Properties, plant and equipment, net (Note 5)           6,790,627      13,516,937
                  Mongolia mineral properties (Note 6)                   10,484,299       9,500,932
                  Notes receivable                                          202,016         203,538
                  Restricted cash and marketable securities (Note 7)      9,344,541       8,300,375
                  Other asset (Note 8)                                    4,248,875              --
                  Goodwill and other, net                                     3,679         575,351
                                                                       ------------    ------------
                                                                       $ 45,891,809    $ 54,770,714
                                                                       ============    ============

LIABILITIES
                  Current liabilities:
                  Accounts payable and accrued liabilities             $  2,132,614    $  1,761,841
                  Notes payable (Note 9)                                  1,049,493          37,963
                  Deferred revenue                                               --         575,611
                                                                       ------------    ------------
                                                                          3,182,107       2,375,415

                  Notes payable, net of current portion                      22,811          54,172
                  Reclamation obligations (Note 10)                      13,265,700      13,265,700
                  Deferred revenue                                        3,123,441              --
                  Deferred credit (Note 8)                                4,320,000              --
                                                                       ------------    ------------
                                                                         23,914,059      15,695,287
                                                                       ------------    ------------

SHAREHOLDERS' EQUITY
                  Share capital (65,525,066 shares
                  issued and outstanding) (Note 11)                      37,439,402      37,439,402
                  (Deficit) retained earnings                           (15,461,652)      1,636,025
                                                                       ------------    ------------
                                                                         21,977,750      39,075,427
                                                                       ------------    ------------
                                                                       $ 45,891,809    $ 54,770,714
                                                                       ============    ============

On behalf of the Board



/s/ Earl E. Hoellen                                 /s/ Lukas H. Lundin
-------------------------                           -------------------------
Earl E. Hoellen, Director                           Lukas H. Lundin, Director

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT) RETAINED EARNINGS (United States Dollars)

                                                                Years Ended September 30,
                                                                  1999            1998
                                                              ------------    ------------
OPERATIONS
         Revenue
                  Uranium sales                               $  9,758,317    $ 19,890,300
                  Process milling                                4,288,515      13,050,576
                                                              ------------    ------------
                  Total revenue                                 14,046,832      32,940,876
                                                              ------------    ------------

         Costs and expenses
                  Uranium cost of sales                          8,387,867      17,829,592
                  Process milling expenditures                   3,213,789      10,066,538
                  Selling, general and administrative            4,445,190       3,580,149
                  Write-down of inventories (Note 13)            7,709,170              --
                  Depreciation                                     664,633         734,267
                                                              ------------    ------------
                                                                24,420,649      32,210,546
                                                              ------------    ------------

         (Loss) income before the following                    (10,373,817)        730,330

                  Write-off of mineral properties (Note 13)     (7,039,958)             --
                  Write-off of goodwill (Note 13)                 (541,641)             --
                  Net interest and other income                    857,739       1,128,562
                                                              ------------    ------------
         Net (Loss) income before taxes                        (17,097,677)      1,858,892

                  Provision for income taxes                            --         241,561
                                                              ------------    ------------
         Net (Loss) income for the year                       $(17,097,677)   $  1,617,331
                                                              ============    ============

         Net (Loss) income per common share                   $      (0.26)   $       0.02
                                                              ============    ============

(DEFICIT) RETAINED EARNINGS
         Retained earnings, beginning of year                 $  1,636,025    $     18,694
                  Net (Loss) income                            (17,097,677)      1,617,331
                                                              ------------    ------------
         (Deficit) retained earnings, end of year             $(15,461,652)   $  1,636,025
                                                              ============    ============

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(United States Dollars)

                                                                             Years Ended September 30,
                                                                               1999            1998
                                                                           ------------    ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
     Net (Loss) income for the year                                        $(17,097,677)   $  1,617,331
     Items not affecting cash
              Depreciation and amortization                                     664,633         734,267
              Gain on sale of equipment                                        (168,141)        (99,865)
              Amortization of uranium sales contract purchase cost              729,730       1,270,270
              Write-down of inventories                                       7,709,170              --
              Write-off of mineral properties                                 7,039,958              --
              Write-off of goodwill                                             541,641              --
                                                                           ------------    ------------
                                                                               (580,686)      3,522,003

     Changes in non-cash working capital items
              Decrease in marketable securities                                  11,731          28,247
              Decrease (increase) in trade and other receivables                753,297      (2,916,402)
              Increase in inventories                                       (10,490,259)     (2,019,516)
              (Increase) decrease in other current assets                       (35,568)        242,053
              Decrease in liability for  inventory purchases                         --      (5,050,000)
              Increase in other accounts payable and accrued liabilities        370,773         799,976
              Decrease in due to related parties                                     --        (150,399)
                                                                           ------------    ------------
              NET CASH USED IN OPERATIONS                                    (9,970,712)     (5,544,038)
                                                                           ------------    ------------

INVESTING ACTIVITIES
              Properties, plant and equipment                                (2,057,178)     (3,812,556)
              Mongolia mineral properties                                      (912,990)     (3,209,363)
              Proceeds from sale of surplus equipment                           322,660         102,310
              Collection of notes receivable                                      1,522       4,794,117
              Increase in restricted marketable securities                   (1,044,166)       (355,020)
                                                                           ------------    ------------
              NET CASH USED IN INVESTMENT ACTIVITIES                         (3,690,152)     (2,480,512)
                                                                           ------------    ------------

FINANCING ACTIVITIES
              Stock purchased for retirement                                         --         (74,595)
              Increase in notes payable                                         980,166          62,639
              Increase in deferred credit                                     4,320,000              --
              Increase in deferred revenue                                    2,547,830         365,426
                                                                           ------------    ------------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                       7,847,996         353,470
                                                                           ------------    ------------
     Decrease in cash and cash equivalents                                   (5,812,868)     (7,671,080)
     Cash and cash equivalents, beginning of year                             6,282,275      13,953,355
                                                                           ------------    ------------
     CASH AND CASH EQUIVALENTS, END OF YEAR                                $    469,407    $  6,282,275
                                                                           ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION
              Cash interest paid                                           $    113,523    $     29,515
              Cash interest received                                       $    786,926    $  1,276,122

     Non-cash investing and financing activities
              Transfer of inventory to other asset                         $  4,248,875              --

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
September 30, 1999 and 1998
(United States Dollars)


1.  ORGANIZATION AND NATURE OF OPERATIONS

International Uranium Corporation and its subsidiaries (the "Company") is a company engaged in the exploration for and the production of uranium concentrates and the selling and trading of these concentrates in the international nuclear fuel market. In addition, the Company also produces and sells vanadium, as well as other minerals that can be produced as a co-product with uranium.

The Company owns the 2,000-ton per day White Mesa Mill (the "Mill") near Blanding, Utah. The Mill is used to process the Company's mined ore along with ore purchased or toll milled from other independent mines. The Mill is also used to process alternate feeds, which generally are ores or residues from other processing facilities that contain uranium in quantities or forms that are either uneconomic to recover or cannot be recovered at these other facilities, but can be recovered at the Mill.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

     a)  Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimated.

     b)  Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, International Uranium Holdings Corporation, International Uranium Alberta Corporation, International Uranium (Bermuda) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation.

     c)  Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities.

     d)  Marketable securities and restricted short-term investments

     Marketable securities and restricted short-term investments are valued at the lower of cost or market value.

     e)  Inventories

Ore stockpiles, in-process inventories, uranium and vanadium concentrates are valued at the lower of cost or net realizable value. Consumable supplies and spares are valued at their weighted average cost.


     f)  Properties, plant and equipment

Mineral properties and plant and equipment are recorded at cost or net realizable value. Mineral properties are depleted by the units-of-production method based on ore reserves. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years.

     g)  Exploration properties

The Company defers the property acquisition costs and ongoing exploration expenditures on properties still in the exploration stage and carries these as assets until the results of the exploration projects are known. If a project is successful, the cost of the property and the related exploration and development expenditures will be amortized over the life of the property utilizing the units-of-production method. If a project is unsuccessful, the mining property and the related exploration expenditure are written off.

     h)  Environmental protection and reclamation costs

The estimated costs for decommissioning and reclaiming producing mineral properties, plant and equipment acquired by purchase have been fully accrued on an undiscounted basis.

Estimated costs of decommissioning and reclamation associated with newly acquired or developed mineral properties, plant and equipment, as well as revised regulatory requirements are accrued through periodic charges to earnings, on the units-of-production basis in the case of mine costs or on the straight line basis in the case of mill costs. Actual costs of decommissioning and reclamation incurred at the time of closure are deducted against this accrual.

Environmental costs not associated with the decommissioning or reclamation of producing mineral properties, plant and equipment are capitalized as property, plant and equipment costs where they result in the betterment of an asset, or expensed as incurred in all other circumstances.

     i)  Foreign currency translation

These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the Gurvan-Saihan Joint Venture (Note 6). The majority of its costs are denominated in United States dollars and all of its products for sale are priced in United States dollars.

     Amounts denominated in foreign currencies are translated into United States dollars as follows:

              a) Monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

              b)  Non-monetary assets at historical rates;

              c)  Revenue and expense items at the average rates for the period.

     The net effect of the foreign currency translation is included in the statement of earnings.

     j)  Net earnings per share

Net earnings per common share is determined using the weighted average number of shares outstanding during the year, which for the year ending September 30, 1999 was 65,525,066 and for the period ending September 30, 1998 was 65,698,048 shares.

     k)  Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset carrying value exceeds fair value. Fair value is generally determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows include estimates of recoverable pounds of uranium and vanadium, uranium and vanadium prices (considering current and historical prices, price trends and related factors) and production, capital and reclamation costs. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

     l)  Revenue recognition

In accordance with normal industry practices, the Company contracts for future delivery of uranium produced. Sales revenue is recorded in the period that title passes to the customer along with the risks and rewards of ownership.

Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreement.

     Deferred revenues represent processing proceeds received in advance of the required processing activity.

     m)  Reclassifications

     Certain amounts in prior years have been reclassified to conform to the 1999 presentation.

3.  INVENTORIES

                       September 30, 1999   September 30, 1998
                       ------------------   ------------------
Vanadium Concentrates   $      1,257,604    $              --
Uranium Concentrates           8,583,323            7,838,433
Ore Stockpiles                   144,112            3,117,441
In Process                       569,499               79,600
Parts and Supplies             1,376,099            1,446,239
                        ----------------     ----------------
                        $     11,930,637     $     12,481,713
                        ================     ================

4.  FAVORABLE URANIUM SALES CONTRACTS

In May 1997, the Company completed the acquisition of substantially all of the uranium producing assets and assumed certain obligations of Energy Fuels, Ltd., Energy Fuels Exploration Company and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels"). As part of the Energy Fuels assets, the Company acquired uranium supply contracts with certain utilities. At the time of the Energy Fuels purchase, the value of these contracts was determined to be $2,000,000 based on the excess of the sales price over the market value of the uranium to be delivered. Of this value, $729,730 related to deliveries made in the first quarter of the year ending September 30, 1999.


5.  PROPERTIES, PLANT AND EQUIPMENT

                                               Accumulated
                                               Depreciation,
                                               Depletion,
                                               Amortization &   Sept. 30, 1999   Sept. 30, 1998
                                   Cost        Write-offs       Net              Net
                              --------------   --------------   --------------   --------------
Mill Buildings & Equipment    $    6,438,203   $    1,494,998   $    4,943,205   $    4,378,149
Other Machinery & Equipment        2,645,798          798,376        1,847,422        2,384,461
Mineral Properties                 7,616,865        7,616,865               --        6,754,327
                              --------------   --------------   --------------   --------------
                              $   16,700,866   $    9,910,239   $    6,790,627   $   13,516,937
                              ==============   ==============   ==============   ==============

6.  MONGOLIA MINERAL PROPERTIES

Mongolia mineral properties are made up of the Company's 70% interest in the Gurvan-Saihan Joint Venture (the "Venture") which holds eight uranium exploration areas covering 3.2 million acres in central eastern Mongolia. The other parties of the Venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. A royalty in the amount of 4% is payable to the Mongolian government. The Company has proportionately consolidated its 70% interest in the Venture, which is substantially represented by Mongolia mineral properties. To date the Company has funded all expenditures and expects to do so for the foreseeable future.

7.  RESTRICTED CASH AND MARKETABLE SECURITIES

Amounts represent cash and marketable securities the Company has placed on deposit to secure its reclamation bonds and certain other obligations (Notes 8 &
10).

8.  OTHER ASSET

On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. The Company transferred a certain quantity of uranium under this agreement giving the third party the option to put up to an equivalent quantity to the Company at a fixed price within the period beginning October 1, 2001 and ending March 1, 2003. The transaction was accounted for as a deferred credit and the cost of the inventory was reclassified as an other asset. A portion of the transaction is secured by an irrevocable letter of credit (Note 7).

9.  NOTES PAYABLE

Notes payable consists primarily of $950,000 due under a $10 million working capital loan agreement with Norwest Bank Colorado, NA. The note matures on March 31, 2000 and all amounts outstanding under the agreement are secured by accounts receivable and uranium inventory.

10.  PROVISION FOR RECLAMATION

As part of the acquisition of the Energy Fuels assets, the Company assumed responsibility for the environmental and reclamation obligations of Energy Fuels relating to all existing mines and the Mill, as well as for all reclamation and environmental obligations associated with mined out, inactive, reclaimed or partially reclaimed mines and properties, that were so acquired.

The Company has estimated the total amount of the reclamation liability at $13,265,700. The Company has posted bonds in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies securing these liabilities and has deposited marketable securities on account of the obligation (Note 7).

Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs will differ from those estimated and such differences may be material.

11.  SHARE CAPITAL

     a) Authorized - unlimited number of common shares.

     b) Issued and outstanding

                September 30, 1999   September 30, 1998
                ------------------   ------------------
Number Issued           65,525,066           65,525,066
Amount          $       37,439,402   $       37,439,402
                ==================   ==================

     c) Stock options

The Company has adopted an Employee Stock Option Plan under which the Board of Directors may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, or to employees of management companies providing services to the Company, options to acquire common shares in such numbers for such terms and at such exercise prices as may be determined by the Board. The purpose of the Stock Option Plan is to advance the interests of the Company by providing eligible personnel with a financial incentive for the continued improvement of the Company's performance and encouragement to stay with the Company. All options granted to date expire three years from the date of the grant of the option.

Options were outstanding as follows:

                             Expiry Date      September 30, 1999   September 30, 1998
                         ------------------   ------------------   ------------------
Option Price per Share
         Cdn $1.25              5/00 - 6/00            1,875,000            2,000,000
         Cdn $0.75*             5/00 - 3/01              739,000              814,000
         Cdn $0.75              1/02                     775,000                   --
                                              ------------------   ------------------
                                                       3,389,000            2,814,000
                                              ==================   ==================

*Represents options granted to employees other than executive officers and directors repriced from Cdn $1.25 to Cdn $.75 on June 17, 1998.

12.  INCOME TAXES

Non-capital loss carry forwards for Canadian tax purposes of approximately $1.1 million begin to expire in 2004. For U.S. income tax purposes, loss carry forwards of approximately $3.5 million begin to expire in 2015 unless utilized. The benefits of these amounts have not been reflected in these consolidated financial statements.


13.  WRITE-DOWN OF ASSETS

As a result of a prolonged period of low uranium and vanadium prices, the Company adjusted the carrying value of certain assets to their estimated fair values resulting in an impairment loss of $15,290,769. The write-down included $6,193,916 for ore stockpiles and in process inventory, $1,515,254 for uranium and vanadium concentrates, $7,039,958 for mineral properties and $541,641 for goodwill.

14.  SEGMENTED INFORMATION

     a) Geographic segments

                                     September 30, 1999    September 30, 1998
                                     ------------------    ------------------
Revenue
         Canada                      $               --    $               --
         United States                       14,046,832            32,940,876
         Mongolia                                    --                    --
                                     ------------------    ------------------
                                     $       14,046,832    $       32,940,876
                                     ==================    ==================

Net (Loss) Income
         Canada                      $         (463,753)   $         (608,062)
         United States                      (16,580,589)            2,235,975
         Mongolia                               (53,335)              (10,582)
                                     ------------------    ------------------
                                     $      (17,097,677)   $        1,617,331
                                     ==================    ==================

Property, Plant and Equipment, net
         Canada                      $               --    $               --
         United States                        6,357,892            12,966,199
         Mongolia                               432,735               550,738
                                     ------------------    ------------------
                                     $        6,790,627    $       13,516,937
                                     ==================    ==================

     b) Major customers

The Company's business is such that, at any given time, it sells its uranium concentrates to and enters into process milling arrangements with a relatively small number of customers. The customers with whom it does business vary substantially from year to year. During the year ended September 30, 1999, a process milling customer and a major utility accounted for 27% and 33% of total revenues, respectively. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

15.  RELATED PARTY TRANSACTIONS

     a) During the year ended September 30, 1999, the Company incurred legal fees of $12,524 with a law firm of which a partner is a director of the Company. Amounts due to this firm were $1,134 as of September 30, 1999. Legal fees incurred with this law firm were $50,197 for the period ended September 30, 1998.

     b) During the year ended September 30, 1999, the Company incurred management and administrative service fees of $94,108 with a company owned by the Chairman of the Company which provides office premises, secretarial and other services in Vancouver. Management and administration fees of $99,383 were paid to this same company during the period ended September 30, 1998.

     c) During the period ended September 30, 1997, the Company loaned $200,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 2000. The loan is secured by the officer's personal residence.

16.  COMMITMENTS

Certain Swiss utilities hold a royalty (the "Swiss Royalty") of 4.5% of all uranium and 2.5% of vanadium and all other minerals produced during the period from January 1, 1998 through December 31, 2000 from certain of the United States properties. Advance royalty payments in the amount of $250,000 are made each year during this period. The royalty increases to 9% of all uranium and 5% of vanadium on January 1, 2001; however the advance payments terminate. The Swiss Royalty does not apply to the Mongolia mineral properties, nor to any tolled or purchased ore from third parties that is processed in the Mill, nor to any properties acquired after the date that the Swiss royalty was granted.

17.  FINANCIAL INSTRUMENTS

As at September 30, 1999 and 1998, the fair value of the Company's financial instruments approximates their carrying values because of the short-term nature of these instruments and, where applicable, because interest rates approximate market rates.

18.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

              INTERNATIONAL URANIUM CORPORATION CORPORATE DIRECTORY

EXECUTIVE OFFICERS
Earl E. Hoellen
President and
Chief Executive Officer

Ron F. Hochstein
Vice President and
Chief Operating Officer

David C. Frydenlund
Vice President,
General Counsel and
Corporate Secretary

Rick L. Townley
Vice President and
Chief Financial Officer

BOARD OF DIRECTORS
Lukas H. Lundin
Chairman
Compensation Committee
Vancouver, B.C., Canada

John H. Craig
Audit Committee
Compensation Committee
Corporate Governance Committee
Environment, Health, and Safety
   Committee
Toronto, Ontario, Canada

David C. Frydenlund
Environment, Health, and Safety
  Committee
Denver, Colorado, USA

Christopher J.F. Harrop
Audit Committee
Corporate Governance Committee
Environment, Health, and Safety
  Committee
Toronto, Ontario, Canada

Earl E. Hoellen
Denver, Colorado, USA

Aldolf H. Lundin
Geneva, Switzerland

William A. Rand
Audit Committee
Compensation Committee
Corporate Governance Committee
Vancouver, B.C., Canada

EXECUTIVE OFFICE
International Uranium (USA) Corp.
Independence Plaza, Suite 950
1050 Seventeenth Street
Denver, Colorado, USA 80265
Telephone: 303.628.7798
Fax: 303.389.4125

CHAIRMAN'S OFFICE
International Uranium Corp.
885 West Georgia St., Suite 1320
Vancouver, British Columbia
Canada V6C 3E8

DISTRICT MINING OFFICES
International Uranium (USA) Corp.
H.C. 64, Box 153
2555 North Highway 89A
Fredonia, Arizona, USA 86022

International Uranium Company (Mongolia) Ltd.
Central post, Box 880
Ulaanbaatar-13, Mongolia

WHITE MESA MILL OFFICE
International Uranium (USA) Corp.
6425 S. Highway 191
P.O. Box 809
Blanding, Utah, USA 84511

REGISTERED AND
RECORDS OFFICE
Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario, Canada M5H 3C2

LEGAL COUNSEL
Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario, Canada M5H 3C2

Shaw Pittman Potts & Trowbridge 2300 N Street N.W.
Washington, DC USA 20037

Parsons Behle & Latimer
One Utah Center, Suite 1800
201 South Main Street
Salt Lake City, Utah USA 84145

INVESTOR RELATIONS
International Uranium Corp.
885 West Georgia St., Suite 1320
Vancouver, British Columbia, Canada V6C 3E8
Telephone: 604.689.7842
Fax: 604.689.4250

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, B.C., Canada

Norwest Bank
Denver, Colorado, USA

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, B.C., Canada

TRANSFER AGENT
Montreal Trust Company of Canada
Toronto, Ontario, Canada

SHARE CAPITAL
Authorized: unlimited
common shares
Issued and Outstanding: 65,525,066 shares

STOCK EXCHANGE LISTING
The Toronto Stock Exchange Trading Symbol: IUC

The Annual General Meeting will be held at the Corporation's Vancouver office, Suite 1320, 885 West Georgia Street, Vancouver, B.C. Canada on Friday March 17, 2000, at the hour of 10:00 a.m. (Vancouver time).